SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE JACKSON RIVERS COMPANY
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

4686-99-103
(CUSIP Number)

Dennis N. Lauzon
27 Radio Circle Drive, Mount Kisco, New York 10549

(619) 615-4242
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis N. Lauzon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 shares of the common stock of the Issuer
8	SHARED VOTING POWER None
9	SOLE DISPOSITIVE POWER 1,000,000 shares of the common stock of the Issuer
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares of the common stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.671% of the common stock of the Issuer.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1.   Security and Issuer.

This statement relates to the common stock of The Jackson Rivers Company, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 27 Radio Circle Drive, Mount Kisco, New York 10549.

Item 2.   Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is hereby filed by Dennis N. Lauzon, an individual (the “Reporting Person”). The Reporting Person’s business address is 27 Radio Circle Drive, Mount Kisco, New York 10549. The Reporting Person is a director, chief executive officer and president of the Issuer.

On June 19, 2003, the Reporting Person acquired 1,000,000 shares of the common stock of the Issuer. The Reporting Person acquired the shares of the common stock from Mr. Don A. Paradiso. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person used $250,000 of his personal funds as consideration for the purchase of the 1,000,000 common shares of the Issuer.

Item 4.   Purpose of Transaction.

The Reporting Person acquired his interest in the Issuer solely for investment purposes. Subsequent to the completion of the stock purchase transaction, the Reporting Person was elected the sole director, president, and chief executive officer of the Issuer. Mr. Paradiso resigned as the director, president, secretary and treasurer of the Issuer. As an officer and director of the Issuer, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

Other than the completed stock purchase transactions described in Items 3 and 4, except as discussed below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
5.	Any material change in the present capitalization or dividend policy of the Issuer;
6.	Any other material change in the Issuer’s business or corporate structure;
7.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
8.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
10.	Any action similar to any of those enumerated above.

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Item 5.   Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 1,000,000 shares of the common stock of the Issuer which constitute approximately 5.671 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2003.

DENNIS N. LAUZON

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